Filed by Noble Energy, Inc.
(Commission File No. 001-07964)
Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Clayton Williams Energy, Inc.
Commission File No.: 001-10924

This filing relates to the proposed merger of Wild West Merger Sub, Inc. (“Merger Sub”) with Clayton Williams pursuant to the terms of an Agreement and Plan of Merger, dated as of January 13, 2017 (the “Merger Agreement”), by and among Noble Energy, Clayton Williams, NBL Permian LLC and Merger Sub. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Noble Energy on January 17, 2017, and is incorporated by reference into this filing.

On April 4, 2017, Noble Energy made a presentation at the 2017 DUG Permian Conference. The following slides are excerpts from that presentation and relate to Noble’s pending acquisition of Clayton Williams.

NBL Combination Provides Competitive Advantages U.S. Onshore ? Deep inventory of locations in high-return, low-cost basins ? Contiguous acreage in multiple stacked pay resource plays ? Significant capital efficiency gains with sustainable cost reductions Eastern Mediterranean ? Long-life assets with strong realizations and low maintenance capital ? World-class projects in substantially undersupplied regional market Other Global Offshore ? Oil-levered assets ? Substantial annual cash flow contributor 3 Premier, high-quality unconventional and offshore assets Sales Volume Mix: 48% Liquids 31% U.S. Gas 21% Int’l Gas 2017E Sales Volume: 415 - 425 MBoe/d Global Offshore EMED U.S. Onshor

Positioning the Portfolio for Robust High Margin Growth

Accelerating oil and EMED growth

- **Combined Oil and EMED Gas Reach ~50% of Total Company Volumes by 2020**
- **Approximately 75% of Total Company Capital to DJ, Delaware, and EMED 2016-2020E**
- **EMED Cash Margins Competitive with Best U.S. Unconventional Oil Basins**
- **Employee Incentives Focused on Value Creation**
  - Returns, free cash flow and safety
- **Operating Cash Flow 3-4X Total Company Production Growth**
  - 2016 – 2020E operating cash flow CAGR pro-forma 33-45%*



DJ, Delaware and
EMED Volume Growth
2016-2020E CAGR*:
23-31%
160
MBoe/d(1)
370
MBoe/d
465
MBoe/d
EMED
Delaware
DJ
2016
Divestment
Adjusted
2020E
Base Plan
2020E
Upside Plan

(1) 2016 Tamar production volumes adjusted to reflect a reduction in working interest to 25%, anticipated to be accomplished during plan period.

Base plan for 2020 assumes Leviathan volumes at startup of a minimum 600 MMcf/d, gross. Upside plan assumes 1 Bcf/d at startup.

** Ranges used throughout the presentation represent base to upside plan outcomes, adjusted for divestitures. See base and upside plan pricing in appendix.*

NBL 4

NBL Enhancing NBL Position as Leading U.S. Onshore Operator with Top Tier Acreage 55% of Future Drilling Locations with at Least 10% BTAX Rate of Return at $40/Bbl and $2/Mcf  8,000 ft. lateral avg. Combined ~8 BBoe Net Unrisked Resources 5 2 BBoe each in core oil positions in DJ and Delaware Delaware 352,000 net acres 3,220 gross locations 8,400’ average lateral length 2 BBoe net unrisked resources Eagle Ford Marcellus 363,000 net acres 1,900 gross locations 8,000’ average lateral length 20 Tcfe net unrisked resources DJ Basin 118,000* net acres 4,225 gross locations 7,800’ average lateral length 2 BBoe net unrisked resources 35,000 net acres 360 gross locations 7,600’ average lateral length 460 MMBoe net unrisked resources * Reflects acreage post acquisition close. Excludes 100,000 other Permian acres. 0 2,000 4,000 6,000 8,000 10,000 <$40/Bbl <$2/Mcf Base Plan Pricing Gross Identified Locations U.S. Onshore Gross Inventory NBL Existing Eagle Ford Delaware DJ Marcellus BTAX PV10 or Greater Wells 7,200 Nov. 16 Increased U.S. Onshore Inventory by 35% 9,750 Pro forma CWEI Delaware Additions

 NBL Combined 2nd Largest Position in Core Southern Delaware Differential Value with Long Laterals, Midstream Advantage and High Liquids Content NBL Top-tier Well Results in the Basin Enhancing Value Through M&A - ROSE Outcomes Far Exceed Merger Plan ? Over 145% increase in Delaware net unrisked resource in just 1.5 years ? WCA type curve was recently increased 20% Rapidly Accelerating Activity and Growth ? Forecasting total of 6 rigs at YE17 7 Best-in-class assets and best-in-class operator 0 25 50 75 100 125 CXO NBL + CWEI OXY FANG CDEV PDCE JAG PE CPE Southern Delaware Basin Net Acreage (000s) Source: review of public disclosures Southern Delaware Basin GOR Map CWEI Acreage NBL Acreage 0 500 1,000 1,500 NBL A B CWEI D E F G H I Avg. 90 Day Oil IP ?Normalized to 7500' (Bbl/d) Source: State data within 20-mile radius of NBL position Peers include: Arris, CWEI, CXO, Manti, NBL, OXY, Patriot, PDCE, PE, Silverback

 NBL 0 2 4 6 8 10 12 14 0 25 50 75 100 125 150 175 200 2017E 2018E 2019E 2020E Delaware Sales Volumes 0 250 500 750 1,000 1,250 1,500 2017E 2018E 2019E 2020E $MM Delaware Capital** Combined (NBL+CWEI) Delaware Outlook to 2020 73-83% CAGR 2016-2020E Pro forma  Base plan assumes average $54/Bbl (2017-2020)  Upside plan assumes a $10/Bbl increase in oil price Combined Volumes Grow to 145-180 MBoe/d by 2020E Net Free Cash Flow* Positive Beginning in 2018 Approximately 50 New Operated Wells Online in 2017 14 Expanding on an already significant growth story MBoe/d Increasing Total Operated Rig Count * See appendix for definition of this non-GAAP measure ** Excludes NBLX estimated capital expenditures Note: 2017 sales volumes and capital are pro forma for a full year of operations Combined Base Combined Upside 6 YE 2017 Pro forma Combined 10-13 2020E Pro forma Combined Operated Rig Count Pro forma Upside Pro forma Base Avg. Rig Count Upside Avg. Rig Count Base

* * *

Forward Looking Statements

This presentation contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates”, “believes,” “expects”, “intends”, “will”, “should”, “may”, and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Noble Energy’s and Clayton Williams’ current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Noble Energy and Clayton Williams, including future financial and operating results, Noble Energy’s and Clayton Williams’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations.  No assurances can be given that the forward-looking statements contained in this presentation will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Clayton Williams shareholder approval; the risk that Clayton Williams or Noble Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger, the risk that a condition to closing of the merger may not be satisfied, the timing to consummate the proposed merger, the risk that the businesses will not be integrated successfully, the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected, disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, the diversion of management time on merger-related issues, the volatility in commodity prices for crude oil and natural gas, the presence or recoverability of estimated reserves, the ability to replace reserves, environmental risks, drilling and operating risks, exploration and development risks, competition, government regulation or other actions, the ability of management to execute its plans to meet its goals and other risks inherent in Noble Energy’s and Clayton Williams’ businesses that are discussed in Noble Energy’s and Clayton Williams’ most recent annual reports on Form 10-K, respectively, and in other Noble Energy and Clayton Williams reports on file with the Securities and Exchange Commission (the “SEC”). These reports are also available from the sources described above. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Noble Energy undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

The SEC requires oil and gas companies, in their filings with the SEC, to disclose proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. The SEC permits the optional disclosure of probable and possible reserves, however, we have not disclosed our probable and possible reserves in our filings with the SEC. We may use certain terms in this presentation for estimates, such as “discovered unbooked resources”, “resources”, “risked resources”, “recoverable resources”, “unrisked resources”, “unrisked exploration prospectivity” and “estimated ultimate recovery” (EUR), that are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of being actually realized. The SEC guidelines strictly prohibit us from including these estimates in filings with the SEC. Investors are urged to consider closely the disclosures and risk factors in our most recent Form 10-K and in other reports on file with the SEC, available from Noble Energy’s offices or website, www.nobleenergyinc.com.

This presentation also contains certain non-GAAP measures of financial performance that management believes are good tools for internal use and the investment community in evaluating Noble Energy’s overall financial performance. These non-GAAP measures are broadly used to value and compare companies in the crude oil and natural gas industry. Non-GAAP measures should not be considered an alternative to, or more meaningful than, GAAP measures. This presentation references certain forward-looking non-GAAP financial measures, including net free cash flow which is defined as operating cash flow less organic cash capital less dividend. Due to the forward-looking nature of the aforementioned non-GAAP financial measures, management cannot reliably or reasonably predict certain of the necessary components of the most directly comparable forward-looking GAAP measures, such as future impairments and future changes in working capital. Accordingly, we are unable to present a quantitative reconciliation of such forward-looking non-GAAP financial measures to their most directly comparable forward-looking GAAP financial measures. Amounts excluded from these non-GAAP measures in future periods could be significant. Management believes the aforementioned non-GAAP financial measures are good tools for internal use and the investment community.  The GAAP measure most directly comparable to net free cash flow is operating cash flow. Non-GAAP measures may not be directly comparable to similarly titled measures of other companies.

Additional Information And Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Noble Energy and Clayton Williams, on March 23, 2017, Noble Energy filed with the SEC a registration statement on Form S-4 that includes a proxy statement of Clayton Williams and that also constitutes a prospectus of Noble Energy. The definitive proxy statement/prospectus was also filed with the SEC by both Noble Energy and Clayton Williams on March 23, 2017. Clayton Williams mailed the definitive proxy statement/prospectus to its shareholders on or about March 27, 2017. This document is not a substitute for any prospectus, proxy statement or any other document which Noble Energy or Clayton Williams may file with the SEC in connection with the proposed transaction. Noble Energy and Clayton Williams urge Clayton Williams investors and shareholders to read the registration statement, and any other relevant documents filed with the SEC, including the definitive proxy statement/prospectus that is a part of the registration statement, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Noble Energy’s website (www.nobleenergyinc.com) under the tab “Investors” and then under the heading “SEC Filings.” You may also obtain these documents, free of charge, from Clayton Williams’s website (www.claytonwilliams.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants In The Merger Solicitation

Clayton Williams, Noble Energy and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Clayton Williams shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Clayton Williams shareholders in connection with the proposed merger is contained in the definitive proxy statement/prospectus. You can find information about Noble Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 2, 2017, or in the registration statement on Form S-4 filed March 23, 2017. You can find information about Clayton Williams’s executive officers and directors in its definitive proxy statement filed with the SEC on March 23, 2017. You can obtain free copies of these documents from Clayton Williams and Noble Energy using the contact information above.